FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Timken, Jr., W. R.	2. Issuer Name and Ticker or Trading Symbol Diebold, Inc. (DBD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) The Timken Company 1835 Dueber Avenue, S.W.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/24/03
(Street) Canton, OH 44706		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								5,099	D
Common Stock								2,000	I	By Spouse(1)
Common Stock								1,000	I	By Spouse's IRA(1)
Common Stock								33,097	I	By self as Advisor to Trustee(2)
Common Stock								84,000	I	By self as Co-Trustee(3)
Common Stock								1,000	I	By self as Co-Trustee(1)(4)
Common Stock								1,000	I	By self as Co-Trustee(1)(5)
Total								127,196
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to buy(6)	24.625							4/21/00	4/21/04	Common Stock	875		1	D
Options to buy(6)	24.625							4/21/01	4/21/04	Common Stock	875		1	D
Options to buy(6)	24.625							4/21/02	4/21/04	Common Stock	875		1	D
Options to buy(6)	24.625							4/21/03	4/21/04	Common Stock	875		1	D
Options to buy(6)	28.59							4/19/01	4/18/05	Common Stock	875		1	D
Options to buy(6)	28.59							4/19/02	4/18/05	Common Stock	875		1	D
Options to buy(6)	28.59							4/19/03	4/18/05	Common Stock	875		1	D
Options to buy(6)	28.59							4/19/04	4/18/05	Common Stock	875		1	D
Options to buy(6)	29.91							4/26/02	4/25/06	Common Stock	1,000		1	D
Options to buy(6)	29.91							4/26/03	4/25/06	Common Stock	1,000		1	D
Options to buy(6)	29.91							4/26/04	4/25/06	Common Stock	1,000		1	D
Options to buy(6)	29.91							4/26/05	4/25/06	Common Stock	1,000		1	D
Options to buy(6)	38.64							4/25/03	4/24/12	Common Stock	1,000		1	D
Options to buy(6)	38.64							4/25/04	4/24/12	Common Stock	1,000		1	D
Options to buy(6)	38.64							4/25/05	4/24/12	Common Stock	1,000		1	D
Options to buy(6)	38.64							4/25/06	4/24/12	Common Stock	1,000		1	D
Options to buy(6)	39.26	4/24/03		A		1		4/24/04	4/23/13	Common Stock	1,000		1	D
Options to buy(6)	39.26	4/24/03		A		1		4/24/05	4/23/13	Common Stock	1,000		1	D
Options to buy(6)	39.26	4/24/03		A		1		4/24/06	4/23/13	Common Stock	1,000		1	D
Options to buy(6)	39.26	4/24/03		A		1		4/24/07	4/23/13	Common Stock	1,000		1	D
Total													20

Explanation of Responses:

(1) The undersigned disclaims any beneficial ownership.
(2) By self as Advisor to Trustee for WR Timken, Jr. Revocable Trust
(3) By self as Co-Trustee for Trust Under Will of H. H. Timken, Jr.
(4) By self as Co-Trustee of WR Timken Trust FBO Kristin T. Kingery's Children.
(5) By self as Co-Trustee of WR Timken Trust FBO Great-Grandchildren
(6) Non-qualified Stock Options granted under Diebold, Inc. 1991 Equity and Performance Incentive Plan, as amended and restated; options are generally exercisable in annual increments of 25% beginning one year from date of grant.
(7) Non-qualified Stock Options for 2,500 shares granted on April 15, 1998 expired on April 14, 2003 for no value.

By: /s/ W.R. Timken, Jr **Signature of Reporting Person	4/24/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.